FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on September 3, 2013

Tel Aviv, September 3, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced the following:

1.
POCARED Diagnostics Ltd. ("Pocared"), which is approximately 41% held by Elron, is conducting a diagnostic trial to test the efficacy of the first application of the system it is developing – urinary tract infection (UTI) diagnosis. The trial is expected to support its submission to the U.S. Food and Drug Administration (FDA) for marketing clearance.

2.
Further to Elron's immediate release on August 3, 2012 and Part I of Elron's quarterly report for the second quarter of 2013 issued on August 13, 2013, and several weeks after POCARED commenced sample collection for the trial at the various centers, POCARED estimates that the rate of sample collection is lower than expected and as a result it is estimated that the trial will be completed during 2014 and not in 2013 as previously reported.

POCARED's abovementioned estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on POCARED's estimates of the potential rate of sample collection for the trial, and on information existing in POCARED on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: developments in POCARED's field of operation, failure to obtain regulatory approval to continue product development, failure to achieve goals, failure to collect the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  September 3, 2013